UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Professional Diversity Network, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74312Y202
(CUSIP Number)

Cosmic Forward Limited
28th floor, Dongbao Tower, No.787 East Dongfeng Road
Yuexiu District, Guangzhou, China
Attention: Maoji (Michael) Wang
+86 181-2201-0105

with copies to:

Chang-Do Gong
F. Holt Goddard
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787
+1 212 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y202

1 NAME OF REPORTING PERSONS Cosmic Forward Limited
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3 SEC USE ONLY
4 SOURCE OF FUNDS (see instructions) OO
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 1,983,342
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,983,342
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,342
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%*
14 TYPE OF REPORTING PERSON (see instructions) OO

*	The calculation assumes that there are a total of 3,622,851 shares of common stock, par value $0.01 per share, outstanding as of November 9, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.

Explanatory Note

This Amendment No. 1 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 16, 2016 (the “Schedule 13D”), related to the shares of common stock, par value $0.01 per share (the “Shares”), of Professional Diversity Network, Inc., a Delaware corporation (the “Issuer”), acquired by Cosmic Forward Limited, a Republic of Seychelles company (the “Reporting Person”), pursuant to that certain purchase agreement, dated as of August 12, 2016, by and between the Issuer and the Reporting Person.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.          Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Non-Binding Proposal Letter

On December 20, 2016, the Reporting Person submitted a letter to the Issuer setting forth a non-binding proposal to acquire 312,500 newly-issued Shares at a price of $9.60 per Share pursuant to the terms described in the letter.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the letter, which is filed as an exhibit to this Amendment No. 1 and incorporated herein by reference.

The Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as the Reporting Person deems advisable to benefit from changes in market prices of such Shares, changes in the Issuer's operations, business strategy or prospects, or from any sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. The Reporting Person has discussed and may further discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person’s modifying its ownership of the Issuer’s Shares, exchanging information with the Issuer, proposing changes in the Issuer's operations or board of directors, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 is incorporated herein by reference.

CUSIP No. 74312Y202

Item 7.           Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Description

C	Letter from Cosmic Forward Limited to Professional Diversity Network, Inc., dated as of December 20, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2016

Cosmic Forward Limited

	By:	/s/ Maoji (Michael) Wang
	Name:	Maoji (Michael) Wang
	Title:	Chief Executive Officer

Exhibit C

Cosmic Forward Limited
28th floor, Dongbao Tower, No.787 East Dongfeng Road
Yuexiu District, Guangzhou, China

December 20, 2016

The Board of Directors
c/o Professional Diversity Network, Inc.
801 W. Adams Street, Sixth Floor
Chicago, IL  60607
Attention:  Christopher Wesser

Dear Members of the Board of Directors:

Cosmic Forward Limited (“CFL”) is pleased to submit this non-binding proposal to Professional Diversity Network, Inc. (the “Company”) to acquire additional shares of common stock, par value $0.01 per share (the “Shares”), of the Company pursuant to the terms described below.  CFL remains committed to the success of the Company and would like to explore increasing its equity ownership in the Company.

The principal terms of our non-binding proposal are as follows:

1.
Proposed Transaction:  CFL proposes to acquire 312,500 newly-issued Shares (the “Purchased Shares”) from the Company at the Purchase Price described below pursuant to a stock purchase agreement (the “SPA”) to be entered into between CFL and the Company containing terms and conditions that are mutually satisfactory to the parties (such transaction, the “Stock Purchase”).  Immediately following the closing of the Stock Purchase, CFL would own approximately 58.3% of the Shares outstanding (or approximately 54.6% of the Shares outstanding as determined on a fully-diluted basis).

2.
Purchase Price:  CFL proposed to purchase the Purchased Shares at a price of $9.60 per Share in cash (the “Purchase Price”).  The Purchase Price represents a premium of approximately 6.7% over the December 19, 2016 closing price of the Shares and a premium of approximately 11% over the 30-day average closing price of the Shares, in each case, as reported on the NASDAQ.

3.	Financing: CFL expects to finance the Stock Purchase using cash on hand.

4.
Conditions:  This proposal is subject to the negotiation, execution and delivery of the SPA.  In addition, CFL will require that certain provisions of that certain Stockholders’ Agreement, dated as of November 7, 2016 (the “Stockholders’ Agreement”), by and among the Company, CFL and each of CFL’s shareholders, be amended in order to permit CFL to pursue and consummate the Stock Purchase, including, without limitation, increasing the Percentage Ownership Cap (as defined in the Stockholders’ Agreement) to reflect the aggregate amount of Shares that CFL would own upon closing of the Stock Purchase.

5.
Approvals: The execution and delivery of the SPA will require the approval of the Board of Directors of the Company (or the appropriate committee of the Board of Directors) and the Board of Directors of CFL.

December 20, 2016

This letter does not constitute an offer.  This letter is solely a preliminary, non-binding indication of interest regarding the Stock Purchase.  Until a definitive written agreement has been executed and delivered by CFL, CFL shall not have any obligations to the Company or any person holding any equity interest in the Company with respect to this letter or any matter referenced herein.

Should you have any questions regarding this non-binding proposal, please do not hesitate to contact the undersigned.

Very truly yours,

COSMIC FORWARD LIMITED

By:	/s/ Michael (Maoji) Wang
Name: Michael (Maoji) Wang
Title: Authorized Person